UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD
Specialized Disclosure Report

ORBITAL SCIENCES CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-14279	06-1209561
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

45101 Warp Drive, Dulles, Virginia 20166
(Address of Principal Executive Offices)
James Black, 703-406-5000
(Name and Telephone Number, including area code, of the person to contact in connection with this report.)

____________________
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit

Conflict Minerals Disclosure

A copy of Orbital Sciences Corporation's Conflict Minerals Report for the year ended December 31, 2013 is filed herewith as Exhibit 1.02 hereto and is publicly available at: www.orbital.com/investor.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ORBITAL SCIENCES CORPORATION (Registrant)
Date: May 30, 2014	By: /s/Garrett E. Pierce
Garrett E. Pierce Vice Chairman and Chief Financial Officer